SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	6
Statement of Cash Flows (Indirect Method)	7
Statement of Changes in Equity
01/01/2022 to 03/31/2022	9
01/01/2021 to 03/31/2021	10
Statement of Value Added	11
Comments on the Company’s Performance	12
Notes to the Quarterly Information	23
Comments on the Company’s Projections	69
Other Information Deemed as Relevant by the Company	70
Reports and Statements
Unqualified Reports on Special Review	72
Executive Officers’ Statement on the Financial Statements	73
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Company Information / Capital Breakdown

Number of shares	Current Quarter
(Unit)	03/31/2022
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2022	12/31/2021
1	Total Assets	54,094,546	53,165,485
1.01	Current Assets	7,000,002	6,502,998
1.01.01	Cash and Cash Equivalents	491,492	717,929
1.01.02	Financial Investments	2,915,206	2,433,385
1.01.02.03	Financial Investments Valued at Amortized Cost	2,915,206	2,433,385
1.01.03	Accounts Receivable	3,081,186	2,868,734
1.01.03.01	Trade Receivables	2,890,105	2,695,077
1.01.03.02	Other Receivables	191,081	173,657
1.01.03.02.01	Related-Party Balances	191,081	173,657
1.01.04	Inventories	117,506	113,506
1.01.06	Recoverable Taxes	263,126	276,104
1.01.06.01	Current Recoverable Taxes	263,126	276,104
1.01.08	Other Current Assets	131,486	93,340
1.01.08.03	Other	131,486	93,340
1.01.08.03.01	Restricted Cash	27,206	28,467
1.01.08.03.20	Other Assets	104,280	64,873
1.02	Noncurrent Assets	47,094,544	46,662,487
1.02.01	Long-Term Assets	9,764,102	9,741,933
1.02.01.04	Accounts Receivable	237,257	223,234
1.02.01.04.01	Trade Receivables	237,257	223,234
1.02.01.09	Receivables from Related Parties	650,076	644,895
1.02.01.09.03	Receivables from Controlling Shareholders	650,076	644,895
1.02.01.10	Other Noncurrent Assets	8,876,769	8,873,804
1.02.01.10.04	Escrow Deposits	162,770	141,667
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	20,084	20,666
1.02.01.10.06	Contract Asset	8,534,381	8,550,102
1.02.01.10.20	Other Assets	159,534	161,369
1.02.02	Investments	131,134	125,563
1.02.02.01	Equity Interest	85,020	79,437
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	78,921	73,338
1.02.02.01.04	Other Investments	6,099	6,099
1.02.02.02	Investment Properties	46,114	46,126
1.02.03	Property, Plant and Equipment	289,228	291,157
1.02.04	Intangible Assets	36,910,080	36,503,834
1.02.04.01	Intangible Assets	36,910,080	36,503,834
1.02.04.01.01	Concession Agreements	1,146,831	1,172,498
1.02.04.01.02	Program Contracts	18,998,182	18,469,978
1.02.04.01.03	Service Contracts	16,077,556	16,158,771
1.02.04.01.04	Software License of Use	592,625	598,734
1.02.04.01.05	Right of Use	94,886	103,853

PAGE: 2 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2022	12/31/2021
2	Total Liabilities	54,094,546	53,165,485
2.01	Current Liabilities	5,214,658	5,092,927
2.01.01	Labor Liabilities and Pension Plan Obligations	352,718	426,616
2.01.01.01	Pension Plan Obligations	29,564	53,506
2.01.01.02	Labor Liabilities	323,154	373,110
2.01.02	Suppliers	252,052	236,763
2.01.02.01	Domestic Suppliers	252,052	236,763
2.01.03	Tax Liabilities	383,064	257,130
2.01.03.01	Federal Tax Liabilities	378,989	248,251
2.01.03.01.01	Income Tax and Social Contribution Payable	181,621	0
2.01.03.01.02	Pis-Pasep and Cofins Payable	110,746	111,963
2.01.03.01.03	INSS (Social Security Contribution) Payable	39,691	39,902
2.01.03.01.20	Other Federal Taxes	46,931	96,386
2.01.03.03	Municipal Tax Liabilities	4,075	8,879
2.01.04	Borrowings and Financing	1,777,935	1,830,617
2.01.04.01	Borrowings and Financing	1,062,207	1,128,253
2.01.04.01.01	In Local Currency	774,662	769,136
2.01.04.01.02	In Foreign Currency	287,545	359,117
2.01.04.02	Debentures	609,320	596,418
2.01.04.03	Financing through Lease	106,408	105,946
2.01.05	Other Liabilities	1,613,242	1,531,980
2.01.05.01	Payables to Related Parties	1,262	931
2.01.05.01.03	Payables to Controlling Shareholders	1,262	931
2.01.05.02	Other	1,611,980	1,531,049
2.01.05.02.01	Dividends and Interest on Capital Payable	548,006	548,006
2.01.05.02.04	Services Payable	548,425	469,027
2.01.05.02.05	Refundable Amounts	30,586	31,687
2.01.05.02.06	Program Contract Commitments	104,980	77,652
2.01.05.02.07	Public-Private Partnership - PPP	172,781	142,757
2.01.05.02.09	Indemnities	5,783	6,975
2.01.05.02.20	Other Liabilities	201,419	254,945
2.01.06	Provisions	835,647	809,821
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	221,885	218,137
2.01.06.01.01	Tax Provisions	30,831	29,525
2.01.06.01.02	Labor Liabilities and Pension Plan Obligations	105,185	105,806
2.01.06.01.04	Civil Provisions	85,869	82,806
2.01.06.02	Other Provisions	613,762	591,684
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	20,646	20,223
2.01.06.02.04	Provisions for Customers	162,233	154,984
2.01.06.02.05	Provisions for Suppliers	430,883	416,477
2.02	Noncurrent Liabilities	22,972,490	23,140,699
2.02.01	Borrowings and Financing	15,850,155	15,893,219
2.02.01.01	Borrowings and Financing	7,971,559	8,739,774
2.02.01.01.01	In Local Currency	5,655,385	5,802,738
2.02.01.01.02	In Foreign Currency	2,316,174	2,937,036
2.02.01.02	Debentures	7,481,251	6,736,111
PAGE: 3 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2022	12/31/2021
2.02.01.03	Financing through Lease	397,345	417,334
2.02.02	Other Liabilities	6,224,487	6,325,069
2.02.02.02	Other	6,224,487	6,325,069
2.02.02.02.04	Pension Plan Obligations	2,315,359	2,321,662
2.02.02.02.05	Program Contract Commitments	12,302	44,995
2.02.02.02.06	Public-Private Partnership - PPP	2,853,190	2,917,428
2.02.02.02.07	Indemnities	15,235	14,642
2.02.02.02.08	Labor Liabilities	1,364	3,047
2.02.02.02.09	Deferred Cofins/Pasep	159,591	159,456
2.02.02.02.20	Other Liabilities	867,446	863,839
2.02.03	Deferred Taxes	292,897	283,739
2.02.03.01	Deferred Income Tax and Social Contribution	292,897	283,739
2.02.03.01.01	Deferred Income Tax and Social Contribution	292,897	283,739
2.02.04	Provisions	604,951	638,672
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	266,239	263,855
2.02.04.01.01	Tax Provisions	25,999	25,291
2.02.04.01.02	Labor Liabilities and Pension Plan Obligations	229,636	228,292
2.02.04.01.04	Civil Provisions	10,604	10,272
2.02.04.02	Other Provisions	338,712	374,817
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	335,397	311,069
2.02.04.02.04	Provisions for Customers	2,594	2,494
2.02.04.02.05	Provisions for Suppliers	721	61,254
2.03	Equity	25,907,398	24,931,859
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	9,885,485	9,885,485
2.03.04.01	Legal Reserve	1,532,365	1,532,365
2.03.04.08	Additional Dividend Proposed	55,631	55,631
2.03.04.10	Reserve for Investments	8,297,489	8,297,489
2.03.05	Retained Earnings/Accumulated Losses	975,539	0
2.03.06	Equity Valuation Adjustments	46,374	46,374

PAGE: 4 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 03/31/2022	01/01/2021 to 03/31/2021
3.01	Revenue from Sales and/or Services	4,870,390	4,677,417
3.02	Cost of Sales and/or Services	-3,116,386	-3,048,043
3.02.01	Cost of Sales and/or Services	-2,248,865	-2,047,745
3.02.02	Construction Costs	-867,521	-1,000,298
3.03	Gross Profit	1,754,004	1,629,374
3.04	Operating Income/Expenses	-619,926	-524,389
3.04.01	Selling Expenses	-374,281	-315,844
3.04.01.01	Selling Expenses	-196,587	-194,793
3.04.01.02	Allowance for Doubtful Accounts	-177,694	-121,051
3.04.02	General and Administrative Expenses	-253,792	-227,275
3.04.04	Other Operating Income	10,308	7,796
3.04.04.01	Other Operating Income	11,405	12,201
3.04.04.02	Cofins and Pasep	-1,097	-4,405
3.04.05	Other Operating Expenses	-7,744	2,880
3.04.06	Equity Accounting	5,583	8,054
3.05	Income before Financial Result and Taxes	1,134,078	1,104,985
3.06	Financial Result	340,124	-354,370
3.06.01	Financial Income	199,013	111,458
3.06.01.01	Financial Income	210,043	116,425
3.06.01.02	Exchange Variation Gains	-1,263	447
3.06.01.03	Cofins and Pasep	-9,767	-5,414
3.06.02	Financial Expenses	141,111	-465,828
3.06.02.01	Financial Expenses	-453,018	-328,249
3.06.02.02	Exchange Variation Losses	594,129	-137,579
3.07	Earnings before Income Tax	1,474,202	750,615
3.08	Income Tax and Social Contribution	-498,663	-253,757
3.08.01	Current	-489,505	-283,483
3.08.02	Deferred	-9,158	29,726
3.09	Net Result from Continued Operations	975,539	496,858
3.11	Profit/Loss for the Period	975,539	496,858
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.42725	0.72692
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.42725	0.72692
PAGE: 5 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 03/31/2022	01/01/2021 to 03/31/2021
4.01	Net Income for the Period	975,539	496,858
4.03	Comprehensive Income for the Period	975,539	496,858

PAGE: 6 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 03/31/2022	01/01/2021 to 03/31/2021
6.01	Net Cash from Operating Activities	616,843	1,044,513
6.01.01	Cash from Operations	2,161,586	1,828,236
6.01.01.01	Earnings before Income Tax and Social Contribution	1,474,202	750,615
6.01.01.02	Provision and Inflation Adjustments on Provisions	78,415	55,284
6.01.01.04	Finance Charges from Customers	-81,830	-99,148
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets, and Investment Properties Written-off	2,406	2,938
6.01.01.06	Depreciation and Amortization	589,746	542,052
6.01.01.07	Interest on Borrowings and Financing Payable	219,454	148,608
6.01.01.08	Monetary and Exchange Variations on Borrowings and Financing	-523,312	189,970
6.01.01.09	Interest and Monetary Variation Losses	7,604	10,361
6.01.01.10	Interest and Monetary Variation Gains	-63,518	-33,753
6.01.01.11	Allowance for Doubtful Accounts	177,694	121,051
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	-743	3,095
6.01.01.13	Equity Accounting	-5,583	-8,054
6.01.01.14	Interest and Inflation Adjustment (Public-Private Partnership)	122,150	114,662
6.01.01.15	Other Adjustments	3,451	-32,956
6.01.01.16	Transfer - São Paulo Municipal Government	134,962	41,153
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Agreements	-20,685	-23,007
6.01.01.18	Pension Plan Obligations	47,173	45,365
6.01.02	Changes in Assets and Liabilities	-897,725	-295,433
6.01.02.01	Trade Receivables	-299,418	-103,667
6.01.02.02	Related-Party Balances and Transactions	-10,415	13,678
6.01.02.03	Inventories	-4,000	-1,086
6.01.02.04	Recoverable Taxes	12,978	-320,069
6.01.02.05	Other Assets	-36,990	-9,332
6.01.02.06	Escrow Deposits	-13,378	16,760
6.01.02.08	Trade Payables and Contractors	-218,600	-142,979
6.01.02.09	Labor Liabilities and Pension Plan Obligations	-73,155	-75,683
6.01.02.10	Pension Plan Obligations	-53,476	-48,764
6.01.02.11	Taxes and Contributions Payable	-64,184	281,307
6.01.02.12	Services Payable	-55,564	122,810
6.01.02.13	Other Liabilities	4,652	747
6.01.02.14	Provisions	-86,310	-32,064
6.01.02.15	Deferred Cofins/Pasep	135	2,909
6.01.03	Other	-647,018	-488,290
6.01.03.01	Interest Paid	-347,631	-195,181
6.01.03.02	Income Tax and Social Contribution Paid	-299,387	-293,109
6.02	Net Cash from Investing Activities	-1,102,680	121,939
6.02.01	Acquisition of Contract Asset and Intangible Assets	-651,660	-650,920
6.02.02	Acquisition of Property, Plant and Equipment	-8,566	-8,335
6.02.04	Restricted Cash	1,261	-349
6.02.07	Financial Investments	-443,715	781,543

PAGE: 7 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 03/31/2022	01/01/2021 to 03/31/2021
6.03	Net Cash from Financing Activities	259,400	-698,371
6.03.01	Funding	1,084,506	57,511
6.03.02	Amortization	-661,268	-568,349
6.03.04	Public-Private Partnership - PPP	-156,364	-143,610
6.03.05	Program Contract Commitments	-7,474	-43,923
6.05	Increase (Decrease) in Cash and Cash Equivalents	-226,437	468,081
6.05.01	Opening Balance of Cash and Cash Equivalents	717,929	396,401
6.05.02	Closing Balance of Cash and Cash Equivalents	491,492	864,482
PAGE: 8 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2022 to 03/31/2022

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.03	Restated Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.05	Total Comprehensive Income	0	0	0	975,539	0	975,539
5.05.01	Net Income for the Period	0	0	0	975,539	0	975,539
5.07	Closing Balances	15,000,000	0	9,885,485	975,539	46,374	25,907,398

PAGE: 9 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2021 to 03/31/2021

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.03	Restated Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.05	Total Comprehensive Income	0	0	0	496,858	0	496,858
5.05.01	Net Income for the Period	0	0	0	496,858	0	496,858
5.07	Closing Balances	15,000,000	0	8,194,706	496,858	-401,002	23,290,562

PAGE: 10 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 03/31/2022	01/01/2021 to 03/31/2021
7.01	Revenue	5,020,137	4,851,677
7.01.01	Goods, Products and Services Sold	4,298,220	3,937,222
7.01.02	Other Revenue	11,405	12,201
7.01.03	Revenue from Construction of Own Assets	888,206	1,023,305
7.01.04	Allowance for/Reversal of Doubtful Accounts	-177,694	-121,051
7.02	Inputs Acquired from Third Parties	-2,109,805	-2,213,012
7.02.01	Costs of Goods, Products and Services Sold	-1,815,325	-1,956,218
7.02.02	Materials, Electricity, Outsourced Services, and Others	-286,735	-259,675
7.02.04	Other	-7,745	2,881
7.03	Gross Value Added	2,910,332	2,638,665
7.04	Retentions	-589,746	-542,052
7.04.01	Depreciation, Amortization, and Depletion	-589,746	-542,052
7.05	Net Value Added Produced	2,320,586	2,096,613
7.06	Wealth Received in Transfer	214,363	124,926
7.06.01	Equity Accounting	5,583	8,054
7.06.02	Financial Income	208,780	116,872
7.07	Total Value Added to Distribute	2,534,949	2,221,539
7.08	Value Added Distribution	2,534,949	2,221,539
7.08.01	Personnel	592,898	560,180
7.08.01.01	Salaries and Wages	423,433	395,334
7.08.01.02	Benefits	134,812	135,489
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	34,653	29,357
7.08.02	Taxes and Contributions	980,831	692,278
7.08.02.01	Federal	922,600	633,647
7.08.02.02	State	42,331	43,166
7.08.02.03	Municipal	15,900	15,465
7.08.03	Value Distributed to Providers of Capital	-14,319	472,223
7.08.03.01	Interest	-20,789	465,829
7.08.03.02	Rentals	6,470	6,394
7.08.04	Value Distributed to Shareholders	975,539	496,858
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	975,539	496,858

PAGE: 11 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

Highlights

The Company recorded a net income of R$ 975.6 million in 1Q22, compared to the R$ 496.8 million reported in 1Q21, an increase of R$ 478.8 million (+96.4%).

Adjusted EBITDA totaled R$ 1,721.3 million, up by R$ 84.9 million from the R$ 1,636.4 million reported in 1Q21 (+5.2%).

Revenue from sanitation services

Increase of R$ 361.0 million, impacted by (i) tariff adjustment; and (iii) higher average tariff, due to the increase in the billed volume in the Commercial and Public categories.

Costs, administrative & selling expenses (excluding construction costs)

Growth of R$ 286.0 million, mainly due to the (i) R$ 56.6 million increase in allowances for doubtful accounts; (ii) R$ 53.1 million increase in electricity expenses; (iii) R$ 48.4 million increase in treatment supplies; (iv) R$ 47.6 million increase in depreciation and amortization; and (v) R$ 46.7 million increase in expenses with salaries, payroll charges, benefits, and pension plan obligations.

Impacts from the exchange variation

Exchange variation expenses on borrowings and financing fell by R$ 731.8 million, due to the depreciation of the U.S. dollar and the Japanese Yen against the Brazilian real in 1Q22, compared to the appreciation reported in 1Q21, as shown in the table below:

	1Q22	1Q21
Foreign currency debt - R$ million	2,603.7	3,552.4
Foreign currency debt as a percentage of total debt	15%	21%
U.S. variation in the quarter	-15.1%	9.6%
Yen variation in the quarter	-19.5%	2.2%

PAGE: 12 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

1.          Result for the period

R$ million
			Var.
	1Q22	1Q21	R$	%
Revenue from sanitation services	4,298.2	3,937.2	361.0	9.2
Construction revenue	888.2	1,023.3	(135.1)	(13.2)
COFINS and PASEP/TRCF taxes	(316.0)	(283.1)	(32.9)	11.6
(=) Net operating income	4,870.4	4,677.4	193.0	4.1
Costs and expenses	(2,876.9)	(2,590.9)	(286.0)	11.0
Construction costs	(867.5)	(1,000.3)	132.8	(13.3)
Equity accounting	5.6	8.1	(2.5)	(30.9)
Other operating income (expenses), net	2.6	10.7	(8.1)	(75.7)
(=) Earnings before financial result, income tax, and social contribution	1,134.2	1,105.0	29.2	2.6
Financial result	340.1	(354.4)	694.5	(196.0)
(=) Earnings before income tax and social contribution	1,474.3	750.6	723.7	96.4
Income tax and social contribution	(498.7)	(253.8)	(244.9)	96.5
(=) Net income	975.6	496.8	478.8	96.4
Earnings per share (R$)*	1.43	0.73

(*) Number of shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
			Var.
	1Q22	1Q21	R$	%
Net income	975.6	496.8	478.8	96.4
Income tax and social contribution	498.7	253.8	244.9	96.5
Financial result	(340.1)	354.4	(694.5)	(196.0)
Other operating income (expenses), net	(2.6)	(10.7)	8.1	(75.7)
(=) Adjusted EBIT*	1,131.6	1,094.3	37.3	3.4
Depreciation and amortization	589.7	542.1	47.6	8.8
(=) Adjusted EBITDA**	1,721.3	1,636.4	84.9	5.2
(%) Adjusted EBITDA margin	35.3	35.0

* Adjusted EBIT corresponds to income before: (i) other operating revenues (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to income before: (i) other operating revenues (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

PAGE: 13 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

The net operating revenue, which considers construction revenue, totaled R$ 4,870.4 million in 1Q22, up by 4.1% over 1Q21.

Costs and expenses, which consider construction costs, totaled R$ 3,744.4 million, up by 4.3% over 1Q21.

Adjusted EBIT, of R$ 1,131.6 million, increased by 3.4% over the R$ 1,094.3 million recorded in 1Q21.

Adjusted EBITDA, of R$ 1,721.3 million, increased by 5.2% over the R$ 1,636.4 million recorded in 1Q21 (R$ 6,457.6 million in the last 12 months).

The adjusted EBITDA margin was 35.3% in 1Q22, compared to 35.0% in 1Q21 (32.8% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 42.7% in 1Q22, compared to 44.2% in 1Q21 (41.2% in the last 12 months).

The Company recorded a net income of R$ 975.6 million in 1Q22, compared to R$ 496.8 million in 1Q21.

2.          Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 4,298.2 million in 1Q22, an increase of R$ 361.0 million (+9.2%) over the R$ 3,937.2 million recorded in 1Q21.

Among others, the main factors that led to the increase were:

•             Average tariff adjustment of 7.0% since May 2021;

•             Higher average tariff due to the increase in the billed volume in the Commercial and Public categories; and

•             Decrease of 0.4% in the total billed volume.

3.          Construction revenue

Construction revenue fell by R$ 135.1 million (-13.2%) in 1Q22, due to lower investments made.

PAGE: 14 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

4.          Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	1Q22	1Q21	Var. %	1Q22	1Q21	Var. %	1Q22	1Q21	Var. %
Residential	472.6	478.0	(1.1)	409.5	410.8	(0.3)	882.1	888.8	(0.8)
Commercial	41.4	41.5	(0.2)	40.3	39.2	2.8	81.7	80.7	1.2
Industrial	8.1	8.5	(4.7)	9.1	9.5	(4.2)	17.2	18.0	(4.4)
Public	9.5	8.0	18.8	8.5	7.9	7.6	18.0	15.9	13.2
Total retail	531.6	536.0	(0.8)	467.4	467.4	-	999.0	1,003.4	(0.4)
Wholesale (3)	11.9	13.1	(9.2)	5.8	4.0	45.0	17.7	17.1	3.5
Overall Total	543.5	549.1	(1.0)	473.2	471.4	0.4	1,016.7	1,020.5	(0.4)
WATER AND SEWAGE BILLED VOLUME(1) PER REGION – million m3
	Water			Sewage			Water + Sewage
Region	1Q22	1Q21	Var. %	1Q22	1Q21	Var. %	1Q22	1Q21	Var. %
Metropolitan	354.3	358.5	(1.2)	311.0	312.0	(0.3)	665.3	670.5	(0.8)
Regional (2)	177.3	177.5	(0.1)	156.4	155.4	0.6	333.7	332.9	0.2
Total retail	531.6	536.0	(0.8)	467.4	467.4	-	999.0	1,003.4	(0.4)
Wholesale (3)	11.9	13.1	(9.2)	5.8	4.0	45.0	17.7	17.1	3.5
Overall Total	543.5	549.1	(1.0)	473.2	471.4	0.4	1,016.7	1,020.5	(0.4)

(1) Unaudited by external auditors

(2) Including coastal and interior regions

(3) Wholesale includes volumes of reuse water and non-domestic sewage

PAGE: 15 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

5.          Costs, administrative & selling expenses, and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 153.2 million in 1Q22 (+4.3%). Excluding construction costs, the increase was R$ 286.0 million (+11.0%).

Costs, administrative and selling expenses, and construction costs as a percentage of net revenue were 76.9% in 1Q22, compared to 76.8% in 1Q21.

R$ million
			Var.
	1Q22	1Q21	R$	%
Salaries, payroll charges and benefits, and Pension plan obligations	668.1	621.4	46.7	7.5
General supplies	71.9	68.3	3.6	5.3
Treatment supplies	147.3	98.9	48.4	48.9
Services	512.1	503.9	8.2	1.6
Electricity	412.0	358.9	53.1	14.8
General expenses	279.1	258.9	20.2	7.8
Tax expenses	19.0	17.4	1.6	9.2
Subtotal	2,109.5	1,927.7	181.8	9.4
Depreciation and amortization	589.7	542.1	47.6	8.8
Allowance for doubtful accounts	177.7	121.1	56.6	46.7
Subtotal	767.4	663.2	104.2	15.7
Costs, administrative & selling expenses	2,876.9	2,590.9	286.0	11.0
Construction costs	867.5	1,000.3	(132.8)	(13.3)
Costs, adm & selling expenses, and construction costs	3,744.4	3,591.2	153.2	4.3
% of net revenue	76.9	76.8

Salaries, payroll charges and benefits, and Pension plan obligations

Increase of R$ 46.7 million (+7.5%) in 1Q22, mainly due to the 7.8% salary adjustment in May 2021 and the application of 1% referring to the Career and Salary Plan in February 2022, partially offset by the 2.3% decline in the average number of employees; with a net effect of R$ 51.6 million.

Treatment supplies

Increase of R$ 48.4 million (+48.9%), mainly due to the higher use of algaecides, coagulants, and disinfectants in several Water Treatment Stations to maintain the quality of raw water, as well as to the increase in product prices.

Services

Service expenses totaled R$ 512.1 million, an increase of R$ 8.2 million (+1.6%) over the R$ 503.9 million recorded in 1Q21. The main increases were:

•             R$ 15.5 million paid to technical services, especially computer technical support;

•             R$ 14.1 million with surveillance;

•             R$ 11.0 million with customer service channels; and

PAGE: 16 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

•             R$ 9.6 million with advertising.

The increases above were offset by the main decreases:

•             R$ 25.0 million with the maintenance of water and sewage connections and networks; and

•             R$ 20.9 million with paving and replacing of sidewalks.

Electricity

Electricity expenses totaled R$ 412.0 million in 1Q22, up by R$ 53.1 million (+14.8%) over the R$ 358.9 million recorded in 1Q21. In 1Q22, the Free Market Tariffs (ACL) accounted for 52.0% of total expenses (51.5% in 1Q21) while the Regulated Market Tariffs (ACR) accounted for 48.0% (48.5% in 1Q21).

The main factors that contributed to this variation were:

•             Average increase of 1.7% in ACL prices (includes Grid Market Tariffs - TUSD), with a 0.8% rise in consumption; and

•             Average increase of 37.9% in ACR tariffs, with a 6.9% decrease in consumption.

General expenses

Increase of R$ 20.2 million (+7.8%), totaling R$ 279.1 million in 1Q22, compared to the R$ 258.9 million recorded in 1Q21, mainly from the higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 14.2 million, resulting from an increase in revenue and the number of municipalities with expected transfers.

Expenses with municipal transfers totaled R$ 163.0 million in 1Q22, compared to the R$ 148.8 million reported in 1Q21.

Depreciation and amortization

The R$ 47.6 million increase (+8.8%) was due to the beginning of operations of intangible assets, totaling R$ 4.4 billion.

Allowance for doubtful accounts

Increase of R$ 56.6 million (+46.7%), due to the higher delinquency recorded in 1Q22.

PAGE: 17 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

6.          Financial result

				R$ million
			Var.
	1Q22	1Q21	R$	%
Financial expenses, net of income	(171.9)	(158.6)	(13.3)	8.4
Monetary and exchange variations, net	512.0	(195.8)	707.8	(361.5)
Financial Result	340.1	(354.4)	694.5	(196.0)

Financial expenses, net of revenue

				R$ million
			Var.
	1Q22	1Q21	R$	%
Financial expenses
Interest and charges on domestic borrowings and financing	(189.6)	(104.6)	(85.0)	81.3
Interest and charges on international borrowings and financing	(8.6)	(12.5)	3.9	(31.2)
Other financial expenses	(114.3)	(101.3)	(13.0)	12.8
Total financial expenses	(312.5)	(218.4)	(94.1)	43.1
Financial revenue	140.6	59.8	80.8	135.1
Financial expenses, net of revenue	(171.9)	(158.6)	(13.3)	8.4

The main impacts in the “financial expenses, net of income” line resulted from:

•             Increase of R$ 85.0 million in interest and charges on domestic borrowings and financing, mainly due to (i) higher interest on debentures, of R$ 52.0 million, mainly from the proceeds of the 28th, 29th, and 30th issues; and (ii) rise in the average DI rate (from 2.02% in 1Q21 to 10.27% in 1Q22), which impacted interest on several domestic borrowings;

•             Increase of R$ 13.0 million in other financial expenses, mainly due to the adjusted present value of receivables and performance agreements; and

•             Increase of R$ 80.8 million in financial revenues, mainly on financial investments in 1Q22, as a result of the higher average balance adopted and the average DI rate.

PAGE: 18 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

Monetary and exchange variations, net

				R$ million
			Var.
	1Q22	1Q21	R$	%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(70.7)	(52.4)	(18.3)	34.9
Exchange variations on borrowings and financing	594.2	(137.6)	731.8	(531.8)
Other monetary variations	(69.9)	(57.4)	(12.5)	21.8
Total monetary and exchange variations on liabilities	453.6	(247.4)	701.0	(283.3)
Monetary and exchange variations on assets	58.4	51.6	6.8	13.2
Monetary and exchange variations, net	512.0	(195.8)	707.8	(361.5)

The effect of net monetary and exchange variations in 1Q22 was R$ 707.8 million, lower than the amounts reported in 1Q21, especially due to:

•             R$ 18.3 million increase in monetary variations on borrowings and financing, due to the rise in the IPCA consumer price index (from 2.05% in 1Q21 to 3.20% in 1Q22), and the 29th issue debenture;

•             R$ 731.8 million decrease in exchange variations on borrowings and financing, due to the (i) depreciation of the U.S. dollar and Yen against the Real in 1Q22 (-15.1% and -19.5%, respectively), when compared to the appreciations recorded in 1Q21 (9.6% and 2.2%, respectively);

•             R$ 12.5 million increase in other monetary variations, due to (i) higher monetary variation on asset leases (leases), of R$ 6.1 million, due to the rise in the quarter IPC; and (ii) higher monetary variation on lawsuits, of R$ 6.3 million; and

•             R$ 6.8 million increase in monetary and exchange variation gains, mainly due to higher adjustments on the agreement with the São Paulo State Government - GESP, of R$ 6.1 million, given the rise in the IPCA consumer price index.

7.          Income tax and social contribution

The R$ 244.9 million increase in 1Q22 was mainly due to:

•             Higher net operating revenue, of R$ 193.0 million;

•             Positive exchange variation, of R$ 731.8 million, from an expense of R$ 137.6 million in 1Q21 to a revenue of R$ 594.2 million in 1Q22; and

•             Higher costs and expenses, of R$ 286.0 million.

PAGE: 19 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

8.          Indicators

a)           Operating

Information (*)	1Q22	1Q21%
Water connections (1)	9,872	10,133	(2.6)
Sewage connections (1)	8,451	8,566	(1.3)
Population directly served - water (2)	27.8	27.6	0.7
Population directly served - sewage (2)	24.6	24.4	0.8
Number of employees	12,435	12,742	(2.4)
Volume of water produced in the quarter (3)	714.5	728	(1.9)

(1) Total connections, active and inactive, in thousand units at the end of the period. Excludes connections in Mauá.

(2) In million inhabitants, at the end of the period. Does not include wholesale.

(3) In millions of cubic meters. Excludes Aguaí, Tapiratiba, and Tejupá

(*) Unaudited by external auditors

b)          Economic

Economic variables at the end of the quarter (*)	1Q22	1Q21
Amplified Consumer Price Index (1)	3.20	2.05
National Consumer Price Index (1)	3.42	1.96
Consumer Price Index (1)	2.95	1.81
Interbank Deposit Certificate (2)	10.27	2.02
U.S. dollar (3)	4.7378	5.6973
Yen (3)	0.03902	0.05152

(1) Accrued in the quarter (%)

(2) Average quarterly rate

(3) Ptax sale rate on the last day

(*) Unaudited by external auditors

PAGE: 20 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

9.          Borrowings and financing

									R$ thousand
DEBT PROFILE
INSTITUTION	2022	2023	2024	2025	2026	2027	2028 onwards	TOTAL	% of total
Local currency
Debentures	251,570	734,429	1,068,081	1,198,750	1,088,854	1,685,967	2,062,920	8,090,571	46
Brazilian Federal Savings Bank	75,242	95,594	94,949	100,886	107,197	113,891	908,431	1,496,190	8
BNDES	157,401	203,143	196,472	176,313	166,507	154,061	282,262	1,336,159	8
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,437,897	2,435,316	14
IDB INVEST	18,670	37,340	39,550	44,300	106,390	108,728	554,258	909,236	5
Lease (Concession Agreements, Program Contracts, and Contract Asset) (1)	40,175	42,915	45,143	40,409	30,632	33,616	153,587	386,477	2
Leases (others) (2)	52,597	44,333	11,470	6,585	2,093	198	-	117,276	1
Other	4,301	5,656	2,393	2,162	-	-	-	14,512	0
Interest and other charges	238,634	-	-	-	-	-	-	238,634	1
Total in local currency	929,264	1,344,759	1,639,407	1,750,754	1,683,022	2,277,810	5,399,355	15,024,371	85

Foreign currency
IDB	24,348	48,696	48,696	53,225	9,059	9,059	135,468	328,551	2
IBRD	14,402	28,804	28,804	28,804	28,804	28,804	181,313	339,735	2
JICA	89,346	167,427	167,427	167,427	167,427	167,427	930,375	1,856,856	11
IDB 1983AB	36,445	35,958	-	-	-	-	-	72,403	0
Interest and other charges	6,174	-	-	-	-	-	-	6,174	0
Total in foreign currency	170,715	280,885	244,927	249,456	205,290	205,290	1,247,156	2,603,719	15

TOTAL	1,099,979	1,625,644	1,884,334	2,000,210	1,888,312	2,483,100	6,646,511	17,628,090	100

(1)           Refers to work contracts signed as Assets Lease;

(2)           Obligations related to leasing agreements, mainly vehicle leases.

PAGE: 21 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

Covenants

The table below shows the most restrictive clauses in 1Q22:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

(1)           “Other Onerous Debt” corresponds to the sum of pension plan obligations, healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

As of March 31, 2022, the Company had met the requirements of its borrowings and financing agreements.

10.     Investments

Investments totaled R$ 980.8 million in 1Q22, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 958.1 million, R$ 14.1 million, and R$ 8.6 million, respectively. Cash disbursed in 1Q22 referring to the Company’s investments, including from previous periods, totaled R$ 660.2 million.

The table below shows investments broken down by water, sewage, and region:

R$ million
Investment - January to March/22	Water	Sewage	Total
Metropolitan Region	149.1	529.3	678.4
Regional Systems	138.4	164.0	302.4
Total	287.5	693.3	980.8

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ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of March 31, 2022, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 342 of which have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program, and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have 40-year term contracts.

The table below shows a summary of the contractual situation of the municipalities served:

	March 31, 2022	December 31, 2021	March 31, 2021

Total municipalities that have already signed contracts	342	342	342
Balance – intangible and contract asset	42,639,277	42,260,091	40,324,692
Percentage of intangible and contract asset	93.83%	93.80%	93.79%
Revenue from sanitation services (excluding construction revenue)	4,084,343	15,490,808	3,741,662
Percentage of revenue from sanitation services (excluding construction revenue)	95.02%	95.01%	95.03%

Municipalities with expired contracts:	8	8	8
Balance – intangible and contract asset	211,225	214,329	216,603
Percentage of intangible and contract asset	0.46%	0.48%	0.50%
Revenue from sanitation services (excluding construction revenue)	11,316	41,194	9,957
Percentage of revenue from sanitation services (excluding construction revenue)	0.26%	0.25%	0.25%

Municipalities with concession agreements due by 2030:	25	25	25
Balance – intangible and contract assets	1,110,000	1,127,920	1,165,690
Percentage of intangible and contract assets	2.44%	2.50%	2.71%
Revenue from sanitation services (excluding construction revenue)	170,205	653,408	155,216
Percentage of revenue from sanitation services (excluding construction revenue)	3.96%	4.01%	3.94%

Municipality of São Paulo:
Percentage of intangible and contract asset	43.15%	43.11%	42.65%
Percentage of revenue from sanitation services (excluding construction revenue)	44.12%	44.45%	44.30%

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

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Notes to the Interim Financial Information

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Economic instability worsened by COVID-19

The global economic instability worsened with the outbreak of a new coronavirus in early 2020, which was considered a pandemic by the World Health Organization (WHO). Accordingly, SABESP adopted several measures to ensure the continuity and quality of the services provided to the population, which have become even more essential. It is worth noting that any interruption in water supply by a basic sanitation company may compromise compliance with WHO’s recommendations for everyone to keep good hygiene habits, such as washing hands correctly and more frequently.

In 2020 and 2021, the Company implemented several preventive measures so that its employees were not exposed to situations of risk, such as (i) remote working, especially in the administrative and commercial areas, and those more than 60 years of age; (ii) restriction of domestic and international trips; (iii) anticipation of influenza and pneumonia vaccination campaigns; (iv) closing of all branches that assist the public, concentrating services in the digital channels to protect customers and employees; among others. These measures were relaxed at the end of 2021 after the professionals’ vaccination cycle was complete.

Regarding the effects of COVID-19, we emphasize the migration, in 2020, of the billed volume of the public, commercial, and industrial categories that have average tariffs higher than the tariff charged from the residential category, which slightly recovered in 2021 compared to 2020. Moreover, in the first quarter of 2022 compared to the same period of 2021, there has been a recovery in the volume of the commercial and public categories to the detriment of the residential and industrial categories.

Expenses with allowance for doubtful accounts are still rising over the same period in 2021, due to the higher delinquency in 2022.

New Legal Sanitation Framework

On July 15, 2020, Federal Law 14,026/2020, known as New Legal Framework for Basic Sanitation, was sanctioned. The new law expands competition in the sector by extinguishing program contracts, encourages the region-wise provision of services to promote economies of scale, and provides for strengthening the service regulation.

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. The new Law also granted the National Water Agency (ANA) with power to edit reference rules to regulate sanitation services, aiming to standardize the operation of the regulatory agencies and minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

As of May 31, 2021, Federal Decree 10,710 was published, regulating article 10-B of Law 11,445/2007, establishing the methodology for proving the economic and financial capacity of public providers of drinking water supply and sewage services, to enable the compliance with the universalization goals by 2033. Said Decree determines economic and financial evaluation metrics on service providers to prove their ability to make investments within the intended deadlines, as well as several conditions for current contracts to be considered regular. Any adjustments to them should be made by March 31, 2022, in line with paragraph 1 of article 11-B of the New Legal Framework.

According to the aforementioned Decree, as of December 30, 2021, the Company presented a requirement to the São Paulo State Utility Services Regulatory Agency (ARESESP) containing documents that prove its capacity to maintain the provision of services in the operated area by meeting the goals of universal water and sewage collection and treatment by 2033, defined by the New Legal Framework, attested and certified by the independent auditors. As of March 28, 2022, ARSESP recognized the Company’s economic-financial capacity, under the applicable legislation.

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Notes to the Interim Financial Information

In this new context, the Company understands that it is important to highlight that i) it has 366 regular contracts that have already been adapted to the provisions of the New Legal Framework, which ensure 99.5% of revenue; ii) it has access to public capital and the private capital market, due to its sound reputation, favoring the maintenance and/or expansion of its operating base and compliance with the universalization of services within the deadline established by the new law; and iii) it has high governance level.

Management expects that the financial funds raised with the gradual recovery of the economic activities, improved water security from the works carried out, generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The quarterly information was approved by the Board of Directors on May 6, 2022.

2	Basis of preparation and presentation of the quarterly information

Presentation of the Quarterly Information

The quarterly information as of March 31, 2022, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR, and is fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this Quarterly Information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of March 31, 2022, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2021, prepared under the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB, and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this quarterly information, the notes below were either not presented or are not as detailed as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – Financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);
x.	Provisions (Note 20);
xi.	Pension plan obligations (Note 22);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the quarterly information are in thousands of Brazilian reais, unless otherwise stated.

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Notes to the Interim Financial Information

3	Summary of significant accounting policies

The accounting policies used in the preparation of the quarterly information as of March 31, 2022, are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2021, disclosed in Note 3 of such financial statements.

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not used derivative instruments in any of the reported periods.

(a)	Market risk

Exchange risk

Currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates in the U.S. dollar and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 2,630,316 as of March 31, 2022 (R$ 3,321,489 as of December 31, 2021), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	March 31, 2022		December 31, 2021
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	161,359	764,487	163,538	912,624
Borrowings and financing – Yen	47,659,012	1,859,655	49,324,813	2,390,774
Interest and charges from borrowings and financing – US$		2,462		4,121
Interest and charges from borrowings and financing – Yen		3,712		13,970
Total exposure		2,630,316		3,321,489
Borrowing cost – US$		(23,798)		(22,486)
Borrowing cost – Yen		(2,799)		(2,850)
Total foreign currency-denominated borrowings (Note 16)		2,603,719		3,296,153

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Notes to the Interim Financial Information

The 21.0% decrease in the balance of the foreign currency-denominated debt from March 31, 2022 to December 31, 2021 was mainly impacted by the depreciation of the U.S. dollar and Yen against the Brazilian real. The table below shows the exchange variation in the period:

	March 31, 2022	December 31, 2021	Var.
US$	R$ 4.7378	R$ 5.5805	-15.1%
Yen	R$ 0.03902	R$ 0.04847	-19.5%

Borrowings and financing fell by R$ 692,434 from January to March 2022 (an increase of R$ 4,504 from January to March 2021), due to exchange variation. As of March 31, 2022, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the U.S. dollar and Yen with all other variables held constant, the effects on the result before taxes for the three-month period ended March 31, 2022, would have been R$ 263,032 (R$ 356,317 for the three-month period ended March 31, 2021), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated borrowings and financing.

The probable scenario below presents the effect in the income statements for the next 12 months, considering the projected rates of the U.S. dollar and Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and Yen.

Probable scenario
(*)
Net currency exposure as of March 31, 2022 in US$ - Losses	161,359

US$ rate as of March 31, 2022	4.7378
Exchange rate estimated according to the scenario	5.2300
Difference between the rates	(0.4922)

Effect on the net financial result R$ - (loss)	(79,421)

Net currency exposure as of March 31, 2022 in Yen - Losses	47,659,012

Yen rate as of March 31, 2022	0.03902
Exchange rate estimated according to the scenario	0.04128
Difference between the rates	(0.00226)

Effect on the net financial result R$ - (loss)	(107,709)

Total effect on the net financial result in R$ - (loss)	(187,130)

(*) For the probable scenario in the U.S. dollar, the exchange rate estimated for March 31, 2023 was used, according to the projections of LCA Consultores of March 31, 2022. For the Yen, the exchange rate estimated for March 31, 2023 was used, according to B3’s Reference Rates report of March 31, 2022.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

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Notes to the Interim Financial Information

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates to evaluate the possible need to replace its debt.

The table below provides borrowings and financing subject to variable interest rates:

	March 31, 2022	December 31, 2021
CDI (i)	8,305,495	7,612,299
TR (ii)	1,643,952	1,638,079
IPCA (iii)	3,001,128	3,019,459
TJLP (iv)	1,413,687	1,478,740
LIBOR (v)	764,489	912,626
Interest and charges	241,089	243,696
Total	15,369,840	14,904,899

(i)        CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)        TR – Interest Benchmark Rate

(iii)        IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)        TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)        LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing, and interest rates affecting indebtedness.

As of March 31, 2022, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the three-month period ended March 31, 2022, would have been R$ 153,698 (R$ 139,415 for the three-month period ended March 31, 2021), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of March 31, 2022, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the reporting date of this quarterly information. See Notes 6, 7, 8, 9, and 10.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's, and S&P), as follows:

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Notes to the Interim Financial Information

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	brAAA
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency (R$ - domestic rating) is as follows:

	March 31, 2022	December 31, 2021
Cash and cash equivalents and financial investments
AA(bra)	2,169,831	1,905,810
AAA(bra)	958,433	970,474
Others (*)	278,434	275,030
	3,406,698	3,151,314

(*) As of March 31, 2022, this category includes R$ 267,811 (R$ 262,465 as of December 31, 2021) referring to Banco BV, checking accounts, and financial investments, which are not rated by Fitch.

(c)Liquidity	risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of March 31, 2022.

	April to December 2022	2023	2024	2025	2026	2027 onwards	Total
March 31, 2022

Liabilities
Borrowings and financing	1,959,319	3,037,044	3,188,029	3,212,502	2,967,538	14,478,653	28,843,085
Trade payables and contractors	252,052	-	-	-	-	-	252,052
Services payable	548,425	-	-	-	-	-	548,425
Public-Private Partnership - PPP	337,079	458,939	427,749	390,572	390,572	3,989,246	5,994,157
Program Contract Commitments	70,270	37,144	1,145	1,145	1,145	13,194	124,043

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Notes to the Interim Financial Information

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive are shown in Note 16 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1) to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after March 31, 2022, or until the final settlement of each contract, whichever is shorter, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other market indicators. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

March 31, 2022
Indicators	Exposure	Probable scenario

Assets
CDI	1,564,235	12.71%(**)
Financial income		198,814

Liabilities
CDI	(8,305,495)	12.71%(**)
Interest to be incurred		(1,055,628)

CDI net exposure	(6,741,260)	(856,814)

Liabilities
TR	(1,643,952)	0.0305%(**)
Expenses to be incurred		(501)

IPCA	(3,001,128)	5.7400%(*)
Expenses to be incurred		(172,265)

TJLP	(1,413,687)	6.2200%(***)
Interest to be incurred		(87,931)

LIBOR	(764,489)	1.9290%(**)
Interest to be incurred		(14,747)

Total expenses to be incurred, net		(1,132,258)

(*) Source: LCA Consultores of March 31, 2022
(**) Source: B3 of March 31, 2022
(***) Source: LCA Consultores of March 31, 2022

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Notes to the Interim Financial Information

4.2	Capital management

The Company’s objectives when managing capital are to ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce such cost.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	March 31, 2022	December 31, 2021

Total borrowings and financing (Note 16)	17,628,090	17,723,836
(-) Cash and cash equivalents (Note 6)	(491,492)	(717,929)
(-) Financial investments (Note 7)	(2,915,206)	(2,433,385)

Net debt	14,221,392	14,572,522
Total equity	25,907,398	24,931,859

Total (shareholders plus creditor’s equity)	40,128,790	39,504,381

Leverage ratio	35%	37%

As of March 31, 2022, the leverage ratio fell to 35%, compared to 37% as of December 31, 2021, mainly due to the profit recorded in the first quarter of 2022, of R$ 975,539.

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables balance, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP), and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of the financial instruments are as follows:

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Notes to the Interim Financial Information

Financial Assets

	March 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	491,492	491,492	717,929	717,929
Financial investments	2,915,206	2,915,206	2,433,385	2,433,385
Restricted cash	27,206	27,206	28,467	28,467
Trade receivables	3,127,362	3,127,362	2,918,311	2,918,311
ANA	20,084	20,084	20,666	20,666
Other assets	263,814	263,814	226,242	226,242

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 841,157 as of March 31, 2022 (R$ 818,552 as of December 31, 2021), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 757,353 (R$ 741,910 as of December 31, 2021), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	March 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	17,628,090	17,769,190	17,723,836	17,947,954
Trade payables and contractors	252,052	252,052	236,763	236,763
Services payable	548,425	548,425	469,027	469,027
Program Contract Commitment	117,282	117,282	122,647	122,647
Public-Private Partnership - PPP	3,025,971	3,025,971	3,060,185	3,060,185

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the quarterly information as of March 31, 2022, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2021.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date of this quarterly information, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the quarterly information requires Management to make judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual ones.

The Company makes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects of the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

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Notes to the Interim Financial Information

The Company evaluated the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations - pension plans; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

6	Cash and cash equivalents

	March 31, 2022	December 31, 2021

Cash and banks	80,257	146,853
Cash equivalents	411,235	571,076
Total	491,492	717,929

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of March 31, 2022, the average yield of cash equivalents corresponded to 95.00% of CDI (96.00% as of December 31, 2021).

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	March 31, 2022	December 31, 2021
Banco BV	267,811	262,465
Banco Itaú S/A	374,001	366,906
Banco Bradesco S/A	535,382	524,791
Banco BTG Pactual S/A	374,771	367,361
Banco do Brasil S/A	1,363,241	911,862
	2,915,206	2,433,385

As of March 31, 2022, the average yield of the financial investments corresponded to 102.44% of CDI (101.57% as of December 31, 2021).

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Notes to the Interim Financial Information

8	Restricted cash

	March 31, 2022	December 31, 2021

Agreement with the São Paulo Municipal Government (i)	19,962	21,464
Brazilian Federal Savings Bank – escrow deposits (ii)	871	740
Other	6,373	6,263
	27,206	28,467

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with São Paulo Municipal Government; and
(ii)	Refers to the savings account intended to receive escrow deposits from lawsuits with final and unappealable decisions in favor of the Company, which are blocked under a contractual clause.

9	Trade receivables

(a)       Statement of financial position details

	March 31, 2022	December 31, 2021
Private sector:
General (i) and special (ii) customers	2,159,365	2,042,023
Agreements (iii)	470,416	514,616

	2,629,781	2,556,639
Government entities:
Municipal	583,255	586,810
Federal	9,555	7,869
Agreements (iii)	348,468	278,844

	941,278	873,523
Wholesale customers – Municipal Governments: (iv)
Mogi das Cruzes	3,579	3,580
São Caetano do Sul	28,264	24,464

Total wholesale customers – Municipal Governments	31,843	28,044

Unbilled supply	775,767	740,193

Subtotal	4,378,669	4,198,399
Allowance for doubtful accounts	(1,251,307)	(1,280,088)

Total	3,127,362	2,918,311

Current	2,890,105	2,695,077
Noncurrent	237,257	223,234

	3,127,362	2,918,311
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Notes to the Interim Financial Information

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums, and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

(b)       The aging of trade receivables is as follows:

	March 31, 2022	December 31, 2021

Current	2,126,985	1,896,535
Past-due:
Up to 30 days	426,549	502,164
From 31 to 60 days	233,017	267,723
From 61 to 90 days	137,798	182,977
From 91 to 120 days	172,408	155,018
From 121 to 180 days	244,574	258,718
From 181 to 360 days	88,123	95,751
Over 360 days	949,215	839,513

Total past-due	2,251,684	2,301,864

Total	4,378,669	4,198,399

(c)       Allowance for doubtful accounts

	January to March 2022	January to March 2021

Balance at the beginning of the period	1,280,088	1,157,619
Provisions/(reversals)	(10,516)	68,026
Recoveries	(18,265)	(9,808)

Balance at the end of the period	1,251,307	1,215,837

Reconciliation of estimated/historical losses at the result	January to March 2022	January to March 2021

Write-offs	(205,069)	(62,386)
(Losses) with state entities – related parties	(1,406)	(447)
(Losses)/reversal with the private sector/government entities	10,516	(68,026)
Recoveries	18,265	9,808

Amount recorded as expense (Note 27)	(177,694)	(121,051)

The Company does not have customers representing 10% or more of its total revenues.

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Notes to the Interim Financial Information

10	Related-party balances and transactions

(a)           São Paulo State

Accounts	receivable, interest on capital, revenue, and expenses

	March 31, 2022	December 31, 2021
Accounts receivable
Current:
Sanitation services	136,182	127,614
Estimated losses	(53,739)	(52,333)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	15,964	11,930
- GESP Agreement – 2015	92,674	86,446

Total current	191,081	173,657

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	648,715	643,534

Total noncurrent	650,076	644,895

Total receivables from shareholders	841,157	818,552

Assets:
Sanitation services	83,804	76,642
Reimbursement of additional retirement and pension benefits paid (G0)	757,353	741,910

Total	841,157	818,552

Liabilities:
Interest on capital payable to related parties	275,240	275,240

	January to March 2022	January to March 2021

Revenue from sanitation services	143,699	124,405
Payments from related parties	(131,301)	(112,223)

Payment received from reimbursement referring to Law 4,819/1958	(36,632)	(54,180)

Disputed	amounts

As of March 31, 2022 and December 31, 2021, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,398,321 and R$ 1,375,137, respectively, for which allowances for doubtful accounts were created for the total amount.

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Notes to the Interim Financial Information

Actuarial	Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of March 31, 2022 and December 31, 2021, the amounts corresponding to the actuarial liability totaled R$ 2,192,325 and R$ 2,192,062, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(b)           Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

As of March 31, 2022, the balance of the agreement totaled R$ 8,301 and R$ 93,415 (R$ 7,956 and R$ 88,264 as of December 31, 2021), recorded in “Other liabilities”, under current and noncurrent liabilities, respectively.

(c)            Agreements with reduced tariffs for government entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

(d)           Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 16.

(e)           Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

From January to March 2022, expenses with employees assigned to other state entities totaled R$ 164 (R$ 157 from January to March 2021).

No expenses with employees from other entities assigned to the Company were recorded from January to March 2022 and 2021.

(f)            Non-operating assets

As of March 31, 2022 and December 31, 2021, the Company’s land and lent structures totaled R$ 3,613.

(g)           SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized until March 31, 2022, totaled R$ 123,034 (R$ 129,600 as of December 31, 2021). See Note 21.

(h)           Compensation of the Fiscal Council and Management Key Personnel

From January to March 2022, expenses related to the compensation of Management and members of the Fiscal Council appointed by the controlling shareholder totaled R$ 1,597 (R$ 1,594 from January to March 2021).

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Notes to the Interim Financial Information

From January to March 2022 and 2021, additional amounts of R$ 360, referring to the executive officers’ bonus, were recorded.

(i)             Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Aquapolo Ambiental

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company, until the borrowings and financing requested with financial institutions are granted.

As of March 31, 2022, the balance of principal and interest of this agreement totaled R$ 8,183 and R$ 11,323, recorded in “Other assets” under current and noncurrent assets, respectively (R$ 11,884 and R$ 11,021, respectively, as of December 31, 2021), at CDI + 1.2% p.a.

The loan originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021, and the last on December 30, 2023.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of March 31, 2022, the balance of principal and interest of this agreement totaled R$ 67 and R$ 1,009, which was recorded in “Other assets” under current and noncurrent assets (R$ 34 and R$ 1,009, respectively, as of December 31, 2021), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by the borrower to SABESP until August 31, 2025.

(j)             FEHIDRO

The Company has financing agreements under the State Fund for Water Resources (FEHIDRO). These funds will be aimed at the execution of works and sewage services. As of March 31, 2022, the balance of these financings totaled R$ 5.8 million (R$ 4.7 million as of December 31, 2021).

11	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)).

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Notes to the Interim Financial Information

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Profit (loss) for the period
	March 31, 2022	December 31, 2021	January to March 2022	January to March 2021

Sesamm	59,710	58,421	1,289	1,629
Águas de Andradina	29,589	29,591	(2)	504
Águas de Castilho	9,651	9,384	267	363
Attend Ambiental	26,415	23,493	2,922	9,395
Aquapolo Ambiental	65,849	58,172	7,677	6,149
Paulista Geradora de Energia	6,005	6,153	(148)	(131)

	Investments		Equity accounting		Interest percentage
	March 31, 2022	December 31, 2021	January to March 2022	January to March 2021	March 31, 2022	December 31, 2021

Sesamm	21,496	21,032	464	587	36%	36%
Águas de Andradina	8,876	8,877	(1)	151	30%	30%
Águas de Castilho	2,895	2,815	80	108	30%	30%
Attend Ambiental	11,887	10,572	1,315	4,228	45%	45%
Aquapolo Ambiental	32,266	28,504	3,762	3,013	49%	49%
Paulista Geradora de Energia	1,501	1,538	(37)	(33)	25%	25%
Total	78,921	73,338	5,583	8,054
Other investments	6,099	6,099
Overall total	85,020	79,437

12	Investment Properties

	December 31, 2021	Depreciation	March 31, 2022

Investment properties	46,126	(12)	46,114

	December 31, 2020	Depreciation	March 31, 2021

Investment properties	46,274	(12)	46,262

As of March 31, 2022 and December 31, 2021, the market value of these properties was approximately R$ 386,000.

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Notes to the Interim Financial Information

13	Contract asset

	December 31, 2021	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	March 31, 2022 (iii)

Total contract asset	8,550,102	958,070	193	(973,984)	8,534,381

	December 31, 2020	Additions	Transfers	Transfers of works to intangible assets	March 31, 2021

Total contract asset	7,969,164	1,084,501	292	(755,954)	8,298,003

(i)	The largest additions of the period are located in the municipalities of São Paulo, Guarujá, and Praia Grande, totaling R$ 476 million, R$ 39 million, and R$ 29 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of Praia Grande, São Paulo, and São Sebastião, in the amounts of R$ 541 million, R$ 194 million, and R$ 50 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, São Bernardo do Campo, and Franca, in the amounts of R$ 3,485 million, R$ 412 million, and R$ 312 million, respectively.

As of March 31, 2022, the contract asset included R$ 276,893, recorded as a lease (R$ 276,893 as of December 31, 2021). Leases are part of construction costs and, since June 2020, additional works are being executed by the Company.

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, and monetary and exchange variation in the contract asset during the construction period. From January to March 2022, the Company capitalized R$ 120,324 (R$ 54,018 from January to March 2021).

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks. As of March 31, 2022 and 2021, the margin was 2.3%.

From January to March 2022, the construction margin was R$ 20,685 (R$ 23,007 from January to March 2021).

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-party properties, whose owners will be compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From January to March 2022, expropriations totaled R$ 29,863 (R$ 9,674 from January to March 2021).

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Notes to the Interim Financial Information

14	Intangible assets

(a)	Statement of financial position details

	March 31, 2022			December 31, 2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	696,727	(210,327)	486,400	696,728	(205,671)	491,057
Concession agreements – economic value	1,503,815	(843,384)	660,431	1,497,968	(816,527)	681,441
Program contracts	25,557,951	(7,864,485)	17,693,466	24,804,170	(7,652,149)	17,152,021
Program contracts – commitments	1,709,757	(405,041)	1,304,716	1,709,757	(391,800)	1,317,957
Service contracts – São Paulo	23,013,930	(6,936,374)	16,077,556	22,834,803	(6,676,032)	16,158,771
Software license of use	1,155,624	(562,999)	592,625	1,133,833	(535,099)	598,734
Right of use – Other assets	180,571	(85,685)	94,886	173,715	(69,862)	103,853
Total	53,818,375	(16,908,295)	36,910,080	52,850,974	(16,347,140)	36,503,834

(b)	Changes

	December 31, 2021	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2022
Intangible right arising from:
Concession agreements - equity value (*)	491,057	-	-	-	-	(4,657)	486,400
Concession agreements – economic value	681,441	-	5,948	46	-	(27,004)	660,431
Program contracts (*)	17,152,021	5,189	769,541	(107)	(1,255)	(231,923)	17,693,466
Program contracts – commitments	1,317,957	-	-	-	-	(13,241)	1,304,716
Service contracts – São Paulo	16,158,771	181	176,705	3,640	(976)	(260,765)	16,077,556
Software license of use	598,734	-	21,790	-	-	(27,899)	592,625
Right of use – Other assets	103,853	8,730	-	-	(1)	(17,696)	94,886
Total	36,503,834	14,100	973,984	3,579	(2,232)	(583,185)	36,910,080

(*) As of March 31, 2022, Concession agreements – equity value, and Program contracts included leases totaling R$ 62,359 and R$ 177,557 (R$ 65,012 and R$ 180,669 as of December 31, 2021), respectively.

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Notes to the Interim Financial Information

	December 31, 2020	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2021
Intangible right arising from:
Concession agreements - equity value (*)	483,775	-	2,781	23	(136)	(4,306)	482,137
Concession agreements – economic value	734,665	-	8,989	-	(174)	(25,406)	718,074
Program contracts (*)	16,360,307	3,315	216,100	407	(1,122)	(212,300)	16,366,707
Program contracts – commitments	1,370,923	-	-	-	-	(13,241)	1,357,682
Service contracts – São Paulo	14,872,604	2,745	501,794	427	(1,213)	(237,371)	15,138,986
Software license of use	540,625	-	26,290	-	-	(23,618)	543,297
Right of use – Other assets	42,676	69,462	-	-	(261)	(19,860)	92,017
Total	34,405,575	75,522	755,954	857	(2,906)	(536,102)	34,698,900

(*) As of March 31, 2021, Concession agreements – equity value, and Program contracts included leases totaling R$ 73,759 and R$ 190,006 (R$ 76,454 and R$ 193,107 as of December 31, 2020), respectively.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste, and collection of garbage tax in the Municipality of Diadema for 40 years. To reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on the contractual provision, are subject to a partnership between SABESP and a private party, which will occur through a public call.

(c)	Intangible arising from concession agreements

As of March 31, 2022, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 104,980 and R$ 12,302 (R$ 77,652 and R$ 44,995 as of December 31, 2021), respectively.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

The amounts recorded in intangible assets, net of amortization, are as follows:

	March 31, 2022	December 31, 2021

Alto Tietê	264,574	269,062
São Lourenço	2,853,324	2,895,798
Total	3,117,898	3,164,860

The obligations assumed by the Company are as follows:

	March 31, 2022			December 31, 2021
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	68,167	92,149	160,316	69,442	102,873	172,315
São Lourenço	104,614	2,761,041	2,865,655	73,315	2,814,555	2,887,870
Total	172,781	2,853,190	3,025,971	142,757	2,917,428	3,060,185

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Notes to the Interim Financial Information

(e)	Amortization of Intangible Assets

The average amortization rate totaled 4.8% as of March 31, 2022 and 2021.

(f)	Right of use

Nature	March 31, 2022	December 31, 2021

Leases - Contract asset	276,893	276,893

Leases - Concession and Program Contract
Cost	405,446	405,446
Accumulated amortization	(165,530)	(159,765)
(=) Net	239,916	245,681

Other assets
Vehicles	145,926	142,003
Properties	11,225	6,570
Equipment	8,297	9,841
Other assets	15,123	15,301
Accumulated amortization	(85,685)	(69,862)
(=) Net	94,886	103,853

Right of use	611,695	626,427

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The table below shows the impact on the Company’s result:

Impact on the result
	March 31, 2022	March 31, 2021

Right of use amortization	(23,461)	(25,676)
Financial result – interest expense and inflation adjustment	(17,398)	(16,728)
Expenses of short-term leases with low value	(6,322)	(6,261)
Reduction of profit for the period	(47,181)	(48,665)

(g)	Performance Agreements

As of March 31, 2022, the accounting balances of these agreements recorded in contract asset and intangible assets were R$ 621,118 and R$ 1,120,377 (R$ 737,657 and R$ 871,488 as of December 31, 2021), respectively.

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Notes to the Interim Financial Information

15	Property, plant and equipment

(a)	Statement of financial position details

	March 31, 2022				December 31, 2021
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,213	-	94,213	-	94,213	-	94,213	-
Buildings	86,434	(41,475)	44,959	2.1%	86,703	(41,205)	45,498	2.1%
Equipment	399,689	(285,773)	113,916	15.1%	397,782	(282,628)	115,154	15.1%
Transportation equipment	10,352	(8,111)	2,241	9.9%	10,434	(7,962)	2,472	9.9%
Furniture and fixtures	36,731	(14,706)	22,025	6.7%	36,561	(14,482)	22,079	6.7%
Other	12,137	(263)	11,874	5.0%	11,982	(241)	11,741	5.0%
Total	639,556	(350,328)	289,228	11.0%	637,675	(346,518)	291,157	11.1%

(b)	Changes

	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2022
Land	94,213	-	-	-	-	94,213
Buildings	45,498	35	(272)	(12)	(290)	44,959
Equipment	115,154	7,579	(2,946)	(143)	(5,728)	113,916
Transportation equipment	2,472	-	(80)	-	(151)	2,241
Furniture and fixtures	22,079	899	(576)	(19)	(358)	22,025
Other	11,741	53	102	-	(22)	11,874
Total	291,157	8,566	(3,772)	(174)	(6,549)	289,228

	December 31, 2020	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2021
Land	94,213	-	-	-	-	94,213
Buildings	45,347	564	25	-	(255)	45,681
Equipment	101,016	7,346	(1,927)	(28)	(5,179)	101,228
Transportation equipment	2,969	-	-	-	(168)	2,801
Furniture and fixtures	17,419	355	102	(4)	(318)	17,554
Other	7,287	70	651	-	(18)	7,990
Total	268,251	8,335	(1,149)	(32)	(5,938)	269,467

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Notes to the Interim Financial Information

16	Borrowings and financing

Borrowings and financing outstanding balance	March 31, 2022			December 31, 2021
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	101,712	147,162	45,450	113,049	158,499
14th issue debentures	-	-	-	25,388	-	25,388
17th issue debentures	139,966	-	139,966	102,252	101,982	204,234
18th issue debentures	49,013	87,326	136,339	48,479	92,677	141,156
21st issue debentures	174,891	-	174,891	174,849	-	174,849
22nd issue debentures	200,000	315,818	515,818	200,000	508,530	708,530
23rd issue debentures	-	864,808	864,808	-	864,776	864,776
24th issue debentures	-	472,460	472,460	-	461,350	461,350
26th issue debentures	-	1,197,216	1,197,216	-	1,168,317	1,168,317
27th issue debentures	-	997,560	997,560	-	997,433	997,433
28th issue debentures	-	1,197,483	1,197,483	-	1,197,395	1,197,395
29th issue debentures	-	1,248,868	1,248,868	-	1,230,602	1,230,602
30th issue debentures	-	998,000	998,000	-	-	-
Brazilian Federal Savings Bank	101,738	1,394,452	1,496,190	98,784	1,380,170	1,478,954
Brazilian Development Bank - BNDES PAC	13,396	3,323	16,719	13,394	6,665	20,059
Brazilian Development Bank - BNDES PAC II 9751	7,162	28,529	35,691	7,161	30,308	37,469
Brazilian Development Bank - BNDES PAC II 9752	4,852	19,409	24,261	4,851	20,619	25,470
Brazilian Development Bank - BNDES ONDA LIMPA	26,755	53,418	80,173	26,751	60,089	86,840
Brazilian Development Bank – BNDES TIETÊ III	117,613	587,958	705,571	117,593	617,251	734,844
Brazilian Development Bank - BNDES 2015	33,564	412,396	445,960	33,558	420,685	454,243
Brazilian Development Bank - BNDES 2014	6,525	21,259	27,784	6,524	22,874	29,398
Inter-American Development Bank – IDB 2202	181,349	2,253,967	2,435,316	181,349	2,344,403	2,525,752
Inter-American Development Bank – IDB INVEST	37,340	871,896	909,236	34,800	890,400	925,200
Leases (Concession Agreements, Program Contracts, and Contract Asset)	40,175	346,302	386,477	36,640	360,671	397,311
Leases (others)	66,233	51,043	117,276	69,306	56,663	125,969
Other	5,734	8,778	14,512	4,790	9,274	14,064
Interest and other charges	238,634	-	238,634	239,581	-	239,581
Total in local currency	1,490,390	13,533,981	15,024,371	1,471,500	12,956,183	14,427,683

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Notes to the Interim Financial Information

Borrowings and financing outstanding balance	March 31, 2022			December 31, 2021
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 35,973 thousand (US$ 41,112 thousand in December 2021)	48,696	121,739	170,435	57,357	172,071	229,428
Inter-American Development Bank - IDB 4623 – US$ 36,329 thousand (US$ 30,329 thousand in December 2021)	-	158,116	158,116	-	155,192	155,192
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 73,672 thousand (US$ 76,712 thousand in December 2021)	28,803	310,932	339,735	33,927	386,328	420,255
JICA 15 – ¥ 8,643,225 thousand (¥ 9,219,440 thousand in December 2021)	44,968	292,291	337,259	55,858	391,008	446,866
JICA 18 – ¥ 7,771,200 thousand (¥ 8,289,280 thousand in December 2021)	40,431	262,646	303,077	50,223	351,398	401,621
JICA 17 – ¥ 4,041,817 thousand (¥ 3,706,564 thousand in December 2021)	11,265	145,539	156,804	12,833	165,900	178,733
JICA 19 – ¥ 27,202,770 thousand (¥ 28,109,529 thousand in December 2021)	70,763	988,953	1,059,716	87,901	1,272,803	1,360,704
IDB 1983AB – US$ 15,385 thousand (US$ 15,385 thousand in December 2021)	36,445	35,958	72,403	42,927	42,336	85,263
Interest and other charges	6,174	-	6,174	18,091	-	18,091
Total in foreign currency	287,545	2,316,174	2,603,719	359,117	2,937,036	3,296,153

Total borrowings and financing	1,777,935	15,850,155	17,628,090	1,830,617	15,893,219	17,723,836

Exchange rate as of March 31, 2022: US$ 4.7378; ¥ 0.03902 (as of December 31, 2021: US$ 5.5805; ¥ 0.04847).

As of March 31, 2022, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

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ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2), and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI + 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1), CDI+ 0.90% (series 2), and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1), CDI+ 1.80% (series 2), and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1), CDI+ 1.44% (series 2), and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
Brazilian Federal Savings Bank	Own funds	2022/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2027	4.25% to 13.79%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

PAGE: 47 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 35,973 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - IDB 4623 – US$ 36,329 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 73,672 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥ 8,643,225 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 7,771,200 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 4,041,817 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 27,202,770 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 15,385 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

PAGE: 48 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(i)       Payment schedule – accounting balances as of March 31, 2022

	2022	2023	2024	2025	2026	2027	2028 to 2044	TOTAL
LOCAL CURRENCY
Debentures	251,570	734,429	1,068,081	1,198,750	1,088,854	1,685,967	2,062,920	8,090,571
Brazilian Federal Savings Bank	75,242	95,594	94,949	100,886	107,197	113,891	908,431	1,496,190
BNDES	157,401	203,143	196,472	176,313	166,507	154,061	282,262	1,336,159
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,437,897	2,435,316
IDB INVEST	18,670	37,340	39,550	44,300	106,390	108,728	554,258	909,236
Leases (Concession Agreements, Program Contracts, and Contract Asset)	40,175	42,915	45,143	40,409	30,632	33,616	153,587	386,477
Leases (others)	52,597	44,333	11,470	6,585	2,093	198	-	117,276
Other	4,301	5,656	2,393	2,162	-	-	-	14,512
Interest and other charges	238,634	-	-	-	-	-	-	238,634
TOTAL IN LOCAL CURRENCY	929,264	1,344,759	1,639,407	1,750,754	1,683,022	2,277,810	5,399,355	15,024,371
FOREIGN CURRENCY
IDB	24,348	48,696	48,696	53,225	9,059	9,059	135,468	328,551
IBRD	14,402	28,804	28,804	28,804	28,804	28,804	181,313	339,735
JICA	89,346	167,427	167,427	167,427	167,427	167,427	930,375	1,856,856
IDB 1983AB	36,445	35,958	-	-	-	-	-	72,403
Interest and other charges	6,174	-	-	-	-	-	-	6,174
TOTAL IN FOREIGN CURRENCY	170,715	280,885	244,927	249,456	205,290	205,290	1,247,156	2,603,719
Total	1,099,979	1,625,644	1,884,334	2,000,210	1,888,312	2,483,100	6,646,511	17,628,090

PAGE: 49 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(II)       Changes

	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	March 31, 2022

LOCAL CURRENCY
Debentures	7,467,968	-	1,000,000	(2,733)	69,242	-	(100,409)	(311,166)	112,677	45,709	2,696	8,283,984
Brazilian Federal Savings Bank	1,483,113	-	39,320	-	1,360	941	(28,947)	(24,385)	17,152	11,845	-	1,500,399
BNDES	1,392,844	-	-	-	114	123	(25,644)	(52,463)	12,737	12,890	64	1,340,665
IDB 2202	2,589,442	-	-	-	-	-	(108,419)	(90,674)	19,752	47,473	239	2,457,813
IDB INVEST	956,942	-	-	-	-	-	(44,803)	(16,130)	27,039	-	166	923,214
Leases (Concession Agreements, Program Contracts, and Contract Asset)	397,311	-	-	-	-	-	(13,451)	(10,834)	13,451	-	-	386,477
Leases (others)	125,969	8,730	-	-	-	-	(3,947)	(21,370)	7,894	-	-	117,276
Other	14,094	-	1,715	-	2	-	(202)	(1,269)	196	7	-	14,543
TOTAL IN LOCAL CURRENCY	14,427,683	8,730	1,041,035	(2,733)	70,718	1,064	(325,822)	(528,291)	210,898	117,924	3,165	15,024,371

FOREIGN CURRENCY
IDB	387,837	-	32,205	-	(60,014)	-	(3,277)	(28,316)	1,739	-	55	330,229
IBRD	420,881	-	-	(1,547)	(63,833)	-	(944)	(15,214)	398	-	76	339,817
JICA	2,401,887	-	15,546	-	(457,218)	-	(17,588)	(89,447)	6,116	1,214	51	1,860,561
IDB 1983AB	85,548	-	-	-	(12,965)	-	-	-	303	122	104	73,112
TOTAL IN FOREIGN CURRENCY	3,296,153	-	47,751	(1,547)	(594,030)	-	(21,809)	(132,977)	8,556	1,336	286	2,603,719
Total	17,723,836	8,730	1,088,786	(4,280)	(523,312)	1,064	(347,631)	(661,268)	219,454	119,260	3,451	17,628,090

PAGE: 50 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	March 31, 2021

LOCAL CURRENCY
Debentures	6,756,504	-	-	(482)	52,397	-	(46,438)	(236,265)	60,763	11,483	4,050	6,602,012
Brazilian Federal Savings Bank	1,418,832	-	32,913	-	-	-	(27,718)	(22,075)	18,197	9,573	-	1,429,722
BNDES	1,370,902	-	-	-	-	-	(20,754)	(44,420)	3,968	16,575	65	1,326,336
IDB 2202	2,730,195	-	-	-	-	-	(40,708)	(90,674)	10,461	12,608	239	2,622,121
IDB INVEST	944,513	-	-	-	-	-	(7,758)	-	11,112	-	166	948,033
Leases (Concession Agreements, Program Contracts, and Contract Asset)	428,743	-	-	-	-	-	(20,484)	(7,289)	20,484	-	-	421,454
Leases (others)	45,876	69,462	-	-	-	-	(3,532)	(19,860)	10,998	-	-	102,944
Other	15,197	-	-	-	-	-	(181)	(751)	163	6	-	14,434
TOTAL IN LOCAL CURRENCY	13,710,762	69,462	32,913	(482)	52,397	-	(167,573)	(421,334)	136,146	50,245	4,520	13,467,056

FOREIGN CURRENCY
IDB	317,302	-	17,841	-	29,288	-	(4,149)	(27,111)	2,080	-	41	335,292
IBRD	426,860	-	-	(1,733)	41,197	-	(1,375)	(17,070)	179	-	45	448,103
JICA	2,684,321	-	8,972	-	55,536	1,870	(22,084)	(102,834)	9,502	1,766	49	2,637,098
IDB 1983AB	119,379	-	-	-	11,552	-	-	-	701	137	104	131,873
TOTAL IN FOREIGN CURRENCY	3,547,862	-	26,813	(1,733)	137,573	1,870	(27,608)	(147,015)	12,462	1,903	239	3,552,366
Total	17,258,624	69,462	59,726	(2,215)	189,970	1,870	(195,181)	(568,349)	148,608	52,148	4,759	17,019,422

PAGE: 51 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(a)	Main events in the three-month period ended March 31, 2022

Debentures

As of March 18, 2022, the Company raised R$ 1.0 billion from the 30th issue of simple, unsecured debentures, not convertible into shares, in two series, under CVM Instruction 476. The proceeds from the Issue will be used to refinance financial commitments maturing in 2022 and to recompose and reinforce the Company’s cash position.

The 30th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 500,000	03/2027	CDI + 1.30% p.a.
Series 2	R$ 500,000	03/2029	CDI + 1.58% p.a.

•	The covenants agreed for the 30th issue are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of licenses, loss of concession, or loss of the Issuer’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Issuer’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or two non-consecutive quarters within twelve months, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 182 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f).

PAGE: 52 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(c)	Covenants

The table below shows the most restrictive covenants as of March 31, 2022.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of March 31, 2022, and December 31, 2021, the Company met the requirements set forth by its borrowings and financing agreements.

(d)	Borrowings and financing – Credit limited

Agent	March 31, 2022
(in millions of reais (*))
Brazilian Federal Savings Bank	1,313
Brazilian Development Bank (BNDES)	455
Inter-American Development Bank (IDB)	1,249
International Bank for Reconstruction and Development (IBRD)	1,181
Other	20
TOTAL	4,218

(*) Brazilian Central Bank’s exchange rate as of March 31, 2022 (US$ 1.00 = R$ 4.7378; ¥ 1.00 = R$ 0.03902).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

17	Taxes and contributions

(a)	Current assets

	March 31, 2022	December 31, 2021
Recoverable taxes
Income tax and social contribution	236,242	259,902
Withheld income tax (IRRF) on financial investments	16,488	13,041
Other federal taxes	10,396	3,161
Total	263,126	276,104

PAGE: 53 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(b)	Current liabilities

	March 31, 2022	December 31, 2021
Taxes and contributions payable
Income tax and social contribution	181,621	-
Cofins and Pasep	110,746	111,963
INSS (social security contribution)	39,691	39,902
IRRF (withholding income tax)	7,567	49,468
Other	43,439	55,797
Total	383,064	257,130

18	Deferred taxes and contributions

(a)	Statement of financial position details

	March 31, 2022	December 31, 2021
Deferred income tax assets
Provisions	502,837	503,374
Pension plan obligations - G1	148,446	150,577
Donations of underlying assets on concession agreements	47,707	47,589
Allowance for doubtful accounts	176,756	183,963
Other	126,424	127,092
Total deferred tax asset	1,002,170	1,012,595

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(364,305)	(368,235)
Capitalization of borrowing costs	(411,521)	(404,931)
Profit on supply to government entities	(350,951)	(353,262)
Actuarial gain – G1 Plan	(109,271)	(109,271)
Construction margin	(45,389)	(46,079)
Borrowing costs	(13,630)	(14,556)
Total deferred tax liabilities	(1,295,067)	(1,296,334)

Deferred tax liability, net	(292,897)	(283,739)

PAGE: 54 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(b)	Changes

Deferred income tax assets	December 31, 2021	Net change	March 31, 2022
Provisions	503,374	(537)	502,837
Pension plan obligations - G1	150,577	(2,131)	148,446
Donations of underlying assets on concession agreements	47,589	118	47,707
Allowance for doubtful accounts	183,963	(7,207)	176,756
Other	127,092	(668)	126,424
Total	1,012,595	(10,425)	1,002,170

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(368,235)	3,930	(364,305)
Capitalization of borrowing costs	(404,931)	(6,590)	(411,521)
Profit on supply to government entities	(353,262)	2,311	(350,951)
Actuarial gain – G1	(109,271)	-	(109,271)
Construction margin	(46,079)	690	(45,389)
Borrowing costs	(14,556)	926	(13,630)
Total	(1,296,334)	1,267	(1,295,067)

Deferred tax liability, net	(283,739)	(9,158)	(292,897)

Deferred income tax assets	December 31, 2020	Net change	March 31, 2021
Provisions	436,445	8,098	444,543
Pension plan obligations - G1	154,498	(948)	153,550
Donations of underlying assets on concession agreements	50,142	(671)	49,471
Allowance for doubtful accounts	155,719	18,291	174,010
Other	134,932	(5,021)	129,911
Total	931,736	19,749	951,485

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(388,675)	4,642	(384,033)
Capitalization of borrowing costs	(390,211)	3,842	(386,369)
Profit on supply to government entities	(356,513)	(651)	(357,164)
Actuarial gain – G1	(48,979)	-	(48,979)
Construction margin	(48,843)	691	(48,152)
Borrowing costs	(19,231)	1,453	(17,778)
Total	(1,252,452)	9,977	(1,242,475)

Deferred tax liability, net	(320,716)	29,726	(290,990)

PAGE: 55 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	January to March 2022	January to March 2021

Profit before income taxes	1,474,202	750,615
Statutory rate	34%	34%

Estimated expense at statutory rate	(501,229)	(255,209)
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(7,972)	(6,277)
Donations	(2,377)	(1,367)
Other differences	12,915	9,096

Income tax and social contribution	(498,663)	(253,757)

Current income tax and social contribution	(489,505)	(283,483)
Deferred income tax and social contribution	(9,158)	29,726
Effective rate	34%	34%

(i)       Permanent difference related to the provision for the actuarial liability. See Note 21 (ii) and (v).

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2021. The terms and payment amounts are defined based on the outcome of these lawsuits.

PAGE: 56 of 74

ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

	March 31, 2022			December 31, 2021
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	171,725	(6,898)	164,827	168,258	(10,780)	157,478
Supplier claims (ii)	431,731	(127)	431,604	477,854	(123)	477,731
Other civil claims (iii)	98,065	(1,592)	96,473	95,601	(2,523)	93,078
Tax claims (iv)	72,112	(15,282)	56,830	57,509	(2,693)	54,816
Labor claims (v)	349,220	(14,399)	334,821	349,962	(15,864)	334,098
Environmental claims (vi)	356,078	(35)	356,043	331,326	(34)	331,292
Total	1,478,931	(38,333)	1,440,598	1,480,510	(32,017)	1,448,493

Current	835,647	-	835,647	809,821	-	809,821
Noncurrent	643,284	(38,333)	604,951	670,689	(32,017)	638,672

(II)	Changes

	December 31, 2021	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2022
Customer claims (i)	168,258	7,053	8,247	(8,595)	(3,238)	171,725
Supplier claims (ii)	477,854	1,459	13,032	(60,604)	(10)	431,731
Other civil claims (iii)	95,601	3,048	3,540	(2,973)	(1,151)	98,065
Tax claims (iv)	57,509	11,928	3,582	(703)	(204)	72,112
Labor claims (v)	349,962	10,077	8,889	(7,467)	(12,241)	349,220
Environmental claims (vi)	331,326	10,440	14,651	(300)	(39)	356,078
Subtotal	1,480,510	44,005	51,941	(80,642)	(16,883)	1,478,931
Escrow deposits	(32,017)	(13,349)	(3,041)	7,325	2,749	(38,333)
Total	1,448,493	30,656	48,900	(73,317)	(14,134)	1,440,598

	December 31, 2020	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2021
Customer claims (i)	160,705	6,013	7,563	(1,901)	(7,771)	164,609
Supplier claims (ii)	410,734	1,603	11,702	(23,613)	(142)	400,284
Other civil claims (iii)	86,083	900	2,995	(1,676)	(1,219)	87,083
Tax claims (iv)	59,678	4,426	1,622	-	(1,039)	64,687
Labor claims (v)	316,880	15,362	8,071	(6,634)	(5,404)	328,275
Environmental claims (vi)	249,582	8,849	10,990	-	(9,023)	260,398
Subtotal	1,283,662	37,153	42,943	(33,824)	(24,598)	1,305,336
Escrow deposits	(31,360)	(549)	(728)	2,309	514	(29,814)
Total	1,252,302	36,604	42,215	(31,515)	(24,084)	1,275,522
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ITR - Quarterly Information Form - 03/31/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	March 31, 2022	December 31, 2021
Customer claims (i)	182,221	173,875
Supplier claims (ii)	1,536,468	1,521,935
Other civil claims (iii)	893,776	852,735
Tax claims (iv)	1,626,891	1,548,781
Labor claims (v)	1,108,021	1,095,841
Environmental claims (vi)	3,347,408	3,201,716
Total	8,694,785	8,394,883

(c)	Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

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Notes to the Interim Financial Information

(d)	Guarantee insurance

As of May 25, 2021, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of March 31, 2022, R$ 480 million was available for use.

20	Labor liabilities and pension plan obligations

	March 31, 2022	December 31, 2021
Salaries and payroll charges	33,906	58,591
Provision for vacation	221,399	226,127
Provision for Christmas bonus	18,222	-
Healthcare plan (i)	43,905	45,915
Provision for profit sharing (ii)	26,740	88,376
Consent Decree (TAC)	6,652	5,723
Knowledge Retention Program (PRC)	1,894	1,884
Total	352,718	426,616

(i)	Healthcare plan

Benefits are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the first quarter of 2022, the Company contributed 8.3%, on average, of gross payroll, totaling R$ 57,102 (8.7% in the first quarter of 2021, totaling R$ 54,970).

(ii)	Provision for profit sharing

The profit-sharing program was implemented according to an agreement with the labor union. Payment corresponds to up to one month’s salary for each employee, depending on the performance of goals reached from January to December, and should be paid in the subsequent year.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan - Liabilities

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2021	(129,600)	(2,192,062)	(2,321,662)
Expenses recognized in 2022	(2,935)	(44,238)	(47,173)
Payments made in 2022	9,501	43,975	53,476
Pension plan liabilities as of March 31, 2022	(123,034)	(2,192,325)	(2,315,359)

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Notes to the Interim Financial Information

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2021	(319,053)	(2,549,541)	(2,868,594)
Expenses recognized in 2021	(5,811)	(39,554)	(45,365)
Payments made in 2021	8,732	40,032	48,764
Pension plan liabilities as of March 31, 2021	(316,132)	(2,549,063)	(2,865,195)

(i)	G1 Plan

Managed by SABESPREV, the financed defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded as accounts receivable from shareholders, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Administered by SABESPREV, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(iv)	VIVEST

Administered by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(v)	Reconciliation of expenditures with pension plan obligations

	January to March 2022	January to March 2021

G1 Plan (i)	2,935	5,811
G0 Plan (ii)	44,238	39,554
Sabesprev Mais Plan (iii)	5,878	5,286
VIVEST Plan (iv)	58	26
Subtotal	53,109	50,677
Capitalized	(771)	(994)
Reimbursement of additional retirement and pension benefits paid (G0)	(20,791)	(21,093)
Other	1,245	1,215
Pension plan obligations (Note 27)	32,792	29,805

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Notes to the Interim Financial Information

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. This line also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund for Environmental Sanitation and Infrastructure. The balances as of March 31, 2022, and December 31, 2021, were R$ 548,425 and R$ 469,027, respectively.

23	Equity

(a)	Share capital

As of March 31, 2022 and December 31, 2021, the authorized, subscribed, and paid-in capital, totaling
R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	March 31, 2022		December 31, 2021
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	234,989,371	34.4	234,965,971	34.4
Abroad (2) (3)	105,013,834	15.3	105,037,234	15.3

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of March 31, 2022, the common shares traded in Brazil were held by 34,639 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.
(3)	Each ADR corresponds to 1 share.

(b)	Interest on capital

The Annual Shareholders’ Meeting of April 28, 2022, approved the distribution of dividends as interest on capital totaling R$ 547,645, corresponding to a minimum mandatory dividend of R$ 96,700 as additional dividends, totaling R$ 644,345, to be paid on June 27, 2022.

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Notes to the Interim Financial Information

24	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the profit attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to March 2022	January to March 2021

Profit attributable to the Company’s owners	975,539	496,858
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.42725	0.72692

25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	January to March 2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	4,298,220	888,206	5,186,426
Gross sales deductions	(316,036)	-	(316,036)
Net operating revenue	3,982,184	888,206	4,870,390
Costs, selling, general, and administrative expenses	(2,876,938)	(867,521)	(3,744,459)
Income from operations before other operating expenses, net and equity accounting	1,105,246	20,685	1,125,931
Other operating income (expenses), net			2,564
Equity accounting			5,583
Financial result, net			340,124
Income from operations before taxes			1,474,202
Depreciation and amortization	(589,746)	-	(589,746)

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Notes to the Interim Financial Information

	January to March 2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	3,937,222	1,023,305	4,960,527
Gross sales deductions	(283,110)	-	(283,110)
Net operating revenue	3,654,112	1,023,305	4,677,417
Costs, selling, general, and administrative expenses	(2,590,864)	(1,000,298)	(3,591,162)
Income from operations before other operating expenses, net and equity accounting	1,063,248	23,007	1,086,255
Other operating income (expenses), net			10,676
Equity accounting			8,054
Financial result, net			(354,370)
Income from operations before taxes			750,615
Depreciation and amortization	(542,052)	-	(542,052)

(i)	See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 14 (e) for further information.

26	Operating revenue

(a)	Revenue from sanitation services:

	January to March 2022	January to March 2021

Metropolitan Region of São Paulo	3,048,853	2,781,778
Regional Systems	1,249,367	1,155,444
Total	4,298,220	3,937,222

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Notes to the Interim Financial Information

(b)	Reconciliation from gross operating revenue to net operating revenue:

	January to March 2022	January to March 2021

Revenue from sanitation services (i)	4,298,220	3,937,222
Construction revenue	888,206	1,023,305
Sales tax	(297,585)	(264,885)
Regulation, Control and Oversight Fee (TRCF)	(18,451)	(18,225)
Net revenue	4,870,390	4,677,417

(i) Includes R$ 20,961 from the TRCF charged from customers from January to March 2022 (R$ 19,288 from January to March 2021), referring to the municipalities regulated by ARSESP.

27	Operating costs and expenses

	January to March 2022	January to March 2021
Operating costs
Salaries, payroll charges, and benefits	(508,873)	(473,094)
Pension plan obligations	(7,057)	(8,851)
Construction costs (Note 25)	(867,521)	(1,000,298)
General supplies	(66,490)	(60,930)
Treatment supplies	(147,308)	(98,925)
Outsourced services	(365,892)	(367,595)
Electricity	(411,084)	(357,975)
General expenses	(198,626)	(180,476)
Depreciation and amortization	(543,535)	(499,899)
	(3,116,386)	(3,048,043)

Selling expenses
Salaries, payroll charges, and benefits	(67,909)	(61,262)
Pension plan obligations	(959)	(1,177)
General supplies	(1,130)	(1,529)
Outsourced services	(84,363)	(86,935)
Electricity	(414)	(347)
General expenses	(25,127)	(27,046)
Depreciation and amortization	(16,685)	(16,497)
	(196,587)	(194,793)

Bad debt expense, net of recoveries (Note 9 (c))	(177,694)	(121,051)

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Notes to the Interim Financial Information

Administrative expenses
Salaries, payroll charges, and benefits	(58,521)	(57,372)
Pension plan obligations	(24,776)	(19,777)
General supplies	(4,299)	(5,809)
Outsourced services	(61,833)	(49,382)
Electricity	(445)	(590)
General expenses	(55,387)	(51,336)
Depreciation and amortization	(29,526)	(25,656)
Tax expenses	(19,005)	(17,353)
	(253,792)	(227,275)

Operating costs and expenses
Salaries, payroll charges, and benefits	(635,303)	(591,728)
Pension plan obligations (Note 21 (v))	(32,792)	(29,805)
Construction costs (Note 25)	(867,521)	(1,000,298)
General supplies	(71,919)	(68,268)
Treatment supplies	(147,308)	(98,925)
Outsourced services	(512,088)	(503,912)
Electricity	(411,943)	(358,912)
General expenses	(279,140)	(258,858)
Depreciation and amortization	(589,746)	(542,052)
Tax expenses	(19,005)	(17,353)
Bad debt expense, net of recoveries (Note 9 (c))	(177,694)	(121,051)
	(3,744,459)	(3,591,162)

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Notes to the Interim Financial Information

28	Financial income (expenses)

	January to March 2022	January to March 2021
Financial expenses
Interest and charges on borrowings and financing – local currency	(189,553)	(104,680)
Interest and charges on borrowings and financing – foreign currency	(8,556)	(12,462)
Other financial expenses	(91,244)	(74,643)
Monetary variation on borrowings and financing	(70,718)	(52,397)
Other monetary variations	(48,365)	(42,113)
Interest and monetary variations on provisions	(44,582)	(41,954)
Total financial expenses	(453,018)	(328,249)

Financial income
Inflation adjustment gains	59,684	51,183
Income on financial investments	79,662	18,221
Interest income	70,684	46,980
Cofins and Pasep	(9,767)	(5,414)
Other	13	41
Total financial income	200,276	111,011

Financial income (expenses), net of exchange variation	(252,742)	(217,238)

Exchange variation
Exchange variation on borrowings and financing	594,030	(137,573)
Exchange variation on assets	(1,263)	447
Other exchange variations	99	(6)
Exchange variations, net	592,866	(137,132)

Financial income (expenses), net	340,124	(354,370)

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Notes to the Interim Financial Information

29	Other operating income (expenses), net

	January to March 2022	January to March 2021

Other operating income, net	10,308	7,796
Other operating expenses	(7,744)	2,880

Other operating income (expenses), net	2,564	10,676

Other operating income usually records the sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of March 31, 2022 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,264,543	1,264,680	306,370	817,980	3,653,573
Contractual obligations - Investments	2,872,057	2,356,932	1,465,988	250,710	6,945,687
Total	4,136,600	3,621,612	1,772,358	1,068,690	10,599,260

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Notes to the Interim Financial Information

31	Supplemental cash flow information

	January to March 2022	January to March 2021

Total additions to contract assets (Note 13)	958,070	1,084,501
Total additions to intangible assets (Note 14 (b))	14,100	75,522

Items not affecting cash (see breakdown below)	(320,510)	(509,103)

Total additions to intangible and contract assets according to the statement of cash flows	651,660	650,920

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	120,324	54,018
Contractors payable	233,889	129,257
Performance agreements	(63,118)	233,359
Right of use	8,730	69,462
Construction margin (Note 13 (b))	20,685	23,007
Total	320,510	509,103

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Comments on the Company’s Projections

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

Projections are monitored every year and disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.       CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS, AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 03/31/2022
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	-	-	-	-
Executive Board	200	0%	200	0%

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,506,870	50.3%	343,506,870	50.3%

Outstanding Shares	340,002,999	49.7%	340,002,999	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 03/31/2021
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,507,729	50.3%	343,507,729	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	-	-	-	-
Executive Board	200	0.0%	200	0.0%

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders	-	-	-	-

Total	343,507,935	50.3%	343,507,935	50.3%

Outstanding Shares	340,001,934	49.7%	340,001,934	49.7%

2.       SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 03/31/2022 (Number of shares)
	Common Shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,506,664	50.3	343,506,664	50.3

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Reports and Statements / Unqualified Reports on Special Review

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Report on Review of Interim Financial Information

To the Shareholders, Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended March 31, 2022, which comprises the Statement of financial position as of March 31, 2022 and the related income statement and statement of comprehensive income for the three months then ended and the statements of changes in equity and cash flows for the three months then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement NBC TG - 21- Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG – 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statement of value added

The quarterly information referred to above includes statements of value added for the period of three months ended March 31, 2022, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, May 06, 2022

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended March 31, 2022.

São Paulo, May 6, 2022.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

Benedito Pinto Ferreira Braga Junior

CEO

Osvaldo Garcia

Chief Economic, Finance, and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project, and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Monica Ferreira do Amaral Porto

Regional Systems Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item V of CVM Instruction 480, of December 7, 2009:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended March 31, 2022.

São Paulo, May 6, 2022.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

Benedito Pinto Ferreira Braga Junior

CEO

Osvaldo Garcia

Chief Economic, Finance, and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project, and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Monica Ferreira do Amaral Porto

Regional Systems Officer

PAGE: 74 of 74

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 20, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.